STATEMENT OF QUALIFICATIONS

I, John Shillabeer, do hereby certify that:

I. I am employed as Mining Director by:

Hatch Associates Ltd
Suite 400, 1066 West Hastings St
Vancouver BC V6E 3X2

II. I graduated with a BSc (Mining) 1965, from The Royal School of Mines, Imperial college, University of London, UK.

III. I am a Member of the Association of Professional Engineers and Geoscientists of BC.

IV. I have worked as a Mining Engineer continuously for a total of 41 years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Sections 3.1 ,3.2, 3.8,3.9, 4,5,6.1, 16.3,20,21.1,21.2,22.7,22.8, 23, and those portions of 25.6, 25.7 and 25.8 not expressly stated to be the responsibility of another party. My responsibilities included overall study coordination, cost estimation, execution planning and economic analyses.

VII. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

VIII. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

IX. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

X. I have visited the project site on several occasions including 11 January 06, 3 May 06, and 12 July 06.

XI. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 24h day of April 2007.

PROFESSIONAL ENGINEER — PROVINCE OF BRITISH COLUMBIA — J. H. SHILLABEER — 24 April 06

Signature of Qualified Person

John Shillabeer, P.Eng.

Print Name of Qualified Person